UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549


                           SCHEDULE  13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.     )*


                      nStor Technologies, Inc.
                 ---------------------------------
                          (Name of Issuer)

                            Common Stock
                 ---------------------------------
                  (Title of Class of Securities)

                           449-684-10-91
                 ----------------------------------
                          (CUSIP Number)

                 Mr. Mark F. Levy, Vice President
                     nStor Technologies, Inc.
  100 Century Boulevard, West Palm Beach, FL 33417,  561/640-3133
  ---------------------------------------------------------------
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 30, 1999
                -------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box   ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91

1) Names of Reporting Persons S.S. or IRS Identification Nos. of
   Above Person            ###-##-####
                 -----------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See
   Instructions)
   (a)
       --------------------------------------------------------
   (b)
       --------------------------------------------------------
3) SEC Use Only
                -----------------------------------------------
4) Source of Funds (See Instructions)          PF
                                      -------------------------
5) Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)
                                           -------------------
6) Citizenship or Place of Organization       United States
                                        ----------------------

Number of       (7) Sole Voting Power              2,989,700
Shares Bene-                                 -----------------
ficially        (8) Shared Voting Power                    0
Owned by                                     -----------------
Each            (9) Sole Dispositive Power         2,989,700
Reporting                                    -----------------
Person
With           (10) Shared Dispositive Power               0
                                             -----------------

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                              2,989,700
                                             -----------------
12) Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares
    (See Instructions)
                                             -----------------
13) Percent of Class Represented by Amount in Row (11)  11.75%
                                                      --------
14) Type of Reporting Person (See Instructions)         IN
                                                --------------

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the
"Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

Item 2.  Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the Shares was my personal funds. The total amount of money used to purchase the Shares was $3,199,848.

Item 4. Purpose of Transaction.

The purpose for the acquisition of the Shares is investment.

Item 5.  Interest in Securities of the Issuer.

The event that requires filing of this Schedule 13D is my beneficial ownership of more than 5% of the Company's outstanding common stock, which occurred on March 30, 1999. Effective May 8, 1999, I beneficially own 2,989,700 shares or approximately 11.75% of the outstanding common stock. I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own. My beneficial ownership of the Shares consists of the following:

  (a) 172,700 Shares purchased in open market transactions;

  (b) Series A Convertible Preferred Stock (the "Series A Preferred Stock") convertible into 1,667,000 Shares beginning July 7, 1999.

  (c) Warrants to purchase 200,000 Shares, exerciseable during the period from January 26, 1999 to January 25, 2002;

  (d) Series D Convertible Preferred Stock (the "Series D Preferred Stock"), convertible into 700,000 Shares beginning April 27, 1999; and

  (e) 250,000 Shares acquired in satisfaction of a $500,000 loan I made to the Company.

During the period from March 7 to May 6, 1999, I acquired 70,400 Shares in ten open market transactions and sold 1,500 Shares in one open market transaction. The 250,000 Shares acquired in satisfaction of the $500,000 loan were in a private transaction, effective March 30, 1999. Also, on April 27, 1999, I obtained the right to convert 700,000 shares of the Series D Preferred Stock into a maximum of 700,000 Shares. I acquired the Series D Preferred Stock on October 29 , 1999 for $700,000.

The open market transactions were on the American Stock Exchange and were made on my behalf by CIBC Oppenheimer Corporation, a securities broker dealer. The table below lists the transaction date for each transaction, number of shares purchased, price per share and total purchase price.

Transaction     Number of Shares     Price           Total
   Date            Purchased        Per Share    Purchase Price
03/10/99             18,000           2 13/16     $50,625.00
03/12/99                500           2 13/16       1,406.25
03/12/99              9,700              2.60      26,675.00
03/16/99              3,000              2.50       7,875.00
03/16/99              7,200           2  9/16      18,450.00
03/16/99             10,000           2 11/16      26,875.00
03/22/99              5,000           2  9/16      12,887.50
03/24/99              5,000              2.30      11,950.00
03/25/99              6,000              2.30      14,325.00
03/26/99              6,000              2.40      15,075.00

On April 8, 1999, I sold 1,500 of the Shares at $2.20 per share, for a total amount of $3,326.03, in an open market transaction through CIBC Oppenheimer Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 7, 1998, the Company borrowed $1,000,000 from me in a private transaction under an 8% convertible subordinated debenture, payable on September 25, 1998, as extended. In September 1998, the debenture was converted into 1,667 shares of the Series A Preferred Stock. The Series A Preferred Stock accrues dividends at 8% per annum, payable quarterly, is convertible into shares of the Company's common stock based at a fixed conversion price of 60 cents per share (for a maximum of 1,667,000 shares). The conversion date begins on July 7, 1999 with automatic conversion into common stock on July 7, 2000.

In October 1998, I invested $700,000 in a private placement of the Series D Preferred Stock. The Series D Preferred Stock accrues dividends at 8% per annum, payable quarterly and is convertible into shares of the Company's common stock based on a fixed conversion price of $1.00 per share, beginning April 27, 1999. If the preferred shares are not converted into the Company's common stock within three years from the date of issuance, the Series D Preferred Stock is automatically converted to common stock.

On January 29, 1999, pursuant to the terms of a promissory note, I loaned the Company $600,000. The principal amount accrues interest at the rate of 8% per year, payable monthly, until the date when this sum is paid in full. The principal amount plus accrued interest is due and payable in full on September 5, 2000. As further consideration for the loan, I received a warrant to purchase 200,000 restricted shares of the Company's common stock in a private transaction at a price of $3.00 per share. The exercise period for the warrant began on January 26, 1999 and expires on January 25, 2002.

On March 15, 1999, I loaned the Company $500,000. Before the date that the loan was due to be repaid, the Company and I agreed, effective March 30, 1999, that I would receive 250,000 shares of the Company's common stock in satisfaction of the $500,000 loan.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE :  May 6, 1999


/S/    Maurice A. Halperin
    -----------------------------
Signature


Maurice A. Halperin
---------------------------------
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).